UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U/A
(Amendment No. 1)

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: March 27, 2025

FEEL THE WORLD, INC.

D.B.A. XERO SHOES

(Exact name of issuer as specified in its charter)

Commission File Number: 24R-00082

Delaware	27-4419848
State of other jurisdiction of Incorporation or organization	(I.R.S. Employer Identification No.)

320 Interlocken Parkway, Suite 100, Broomfield, Colorado 80021

(Full mailing address of principal executive offices)

(303) 447 – 3100

(Issuer's telephone number, including area code)

Title of each class of securities pursuant to Regulation A:

Class A Voting Common Stock

and

Class B Non-Voting Common Stock

EXPLANATORY NOTE

Due to a clerical error, we are filing this Current Report on Form 1-U/A to amend and restate the information in the in the Feel the World, Inc. d/b/a Xero Shoes, a Delaware corporation’s (the “Company”) Current Report on Form 1-U, filed on March 28, 2025.

Item 1. Fundamental Changes
Item 3. Material Modification to Rights of Securityholders

Item 7. Departure of Certain Officers
Item 8. Certain Unregistered Sales of Equity Securities
Item 9. Other Events

The Company completed its Senior Preferred Stock financing on March 21, 2025 (the “Financing”). The Financing included the following:

(a)	the Company’s sale and issuance of $5 million of non-convertible, non-voting Senior Preferred Stock to TZP Group Holdings, L.P. (“TZP”);
(b)	changes to the Company’s board composition, with a majority of the board now appointed by TZP as the holder of the Company’s Series A Preferred Stock;
(c)	the creation of certain contractual protective provisions held by Lena Phoenix and Steven Sashen as the holders of the Company’s Class A Voting Common Stock, together with related changes to the Company’s voting agreement;
(d)	preservation of the existing investor “put right” that was established in the Company’s 2020 voting agreement; and
(e)	in connection with a possible future acquisition of the Company, the creation of a “make whole” provision designed to potentially return investment proceeds to investors from the Company’s 2018 Regulation A+ financing.

Senior Preferred Stock

The Company sold its newly created series of Senior Preferred Stock (“Senior Preferred”) using a form of customary purchase agreement based on the Company’s 2020 Series A Stock Purchase Agreement and updated to reflect the terms of the Senior Preferred. The Company sold the Senior Preferred relying on the Section 506(b) exemption under Regulation D of the Securities Act of 1933, as amended..

TZP, the lead investor (with two Preferred Directors (as defined herein)) from the Company’s 2020 Series A Preferred Stock financing, purchased 500,000 shares of Senior Preferred at a price per share of Senior Preferred of $10 for an aggregate purchase price of $5 million. The Senior Preferred has the following terms:

•	A 2.5x liquidation preference that entitles the Senior Preferred to $12.5 million upon a liquidation of the Company.
•	No voting rights (other than Senior Preferred-specific approval rights for (i) amending, altering, or repealing any provision of the Company’s charter in a manner that adversely affects the special rights, powers and preferences of the Senior Preferred (including amending, repealing, or waiving the 2.5x liquidation preference) and (ii) increasing or decreasing the authorized number of shares of Senior Preferred Stock).
•	No conversion rights to convert into shares of the Company’s common stock.

•	No redemption rights in the Company’s charter.

Board Composition

In connection with the Financing, the composition of the Company’s board of directors (the “Board”) changed to three directors appointed by TZP as the holder of the Company’s voting Series A Preferred Stock (the “Preferred Directors”) and two directors (the “Common Directors”) appointed by Lena Phoenix and Steven Sashen (including entities controlled by Mr. Sashen and Ms. Phoenix, respectively) as the holders of the Company’s Class A Voting Common Stock (such Class A Voting Common Stock holders collectively, the “Key Holders”).

The Board composition previously had been two directors appointed by TZP as the holder of the Company’s voting Series A Preferred, two directors appointed by Lena Phoenix as the holders of the Company’s Class A Voting Common Stock, and a fifth director selected mutually by the Series A Preferred Stock and Class A Voting Common Stock.

In connection with the Financing, JoAnn Kruse and Marc Schneider were reappointed as Preferred Directors and Perry Leon was appointed as the new third Preferred Director. Lena Phoenix and Steven Sashen were reappointed as the Common Directors.

Voting Common Protective Provisions and Related Matters

In connection with the Financing, the Company’s voting agreement was amended (as amended, the “Voting Agreement”) as follows:

•	The Company shall not take any of the following actions without the written approval of holders of a majority of the shares of Class A Voting Common Stock held by the Key Holders:

○	Consummate an acquisition of the Company before March 21, 2027 (i) where the Company is, as reasonably determined by the Key Holders in good faith, generating revenue from operations sufficient to fund its expenses in the ordinary course of business; and (ii) that results in amounts paid or payable to holders of the shares of the Company’s Class A Voting Common Stock and Class B Non-Voting Common Stock in aggregate of less than or equal to $15M (an acquisition meeting all such parameters, a “Common Approved Company Sale”).
○	Amend the Board Composition or otherwise make any changes to the manner in which directors of the Company are appointed or elected.
○	Make any material change to the Company’s Long-Term Incentive Plan, Quarterly Team Bonus Plan, or Employee Shoe Benefit Plan.
○	Issue or sell any shares of Company’s capital stock or other equity securities a principal purpose of which is to raise capital for the Company.
○	Sell any material assets outside of the Company’s ordinary course of business.
○	Sell or exclusively license any Company intellectual property outside of the Company’s ordinary course of business, except to the extent that a transaction would constitute an acquisition of the Company.

○	Invest in or acquire the stock or other equity interest of any entity, other than a subsidiary or other affiliate of the Company or the assets of any entity, other than a subsidiary or other affiliate of the Company.
○	Enter into or modify any transaction or arrangement with TZP Group Investments, L.P., TZP Group Holdings, L.P., and/or any of their affiliates (excluding any portfolio companies that TZP Group Investments, L.P. and/or TZP Group Holdings, L.P. do not control).
○	Modify the rights of the Key Holders under the Voting Agreement or enter into any transaction or take any action that would result in the termination of the rights of the Key Holders under the Voting Agreement.

•	The drag-along provision in the Voting Agreement was modified so that parties to the Voting Agreement can be required to sell their shares of Company stock in an acquisition that is approved by (a) the Board, (b) the holders of a majority of the shares of Series A Preferred Stock or Class A Voting Common Stock issued upon conversion of the shares of Preferred Stock, and (c) only if the acquisition is a Common Approved Company Sale, the holders of a majority of the then outstanding shares of Class A Voting Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock) held by the Key Holders.

Put Right

TZP retains a “put right” in the Voting Agreement, which put right remains unaltered from the Company’s prior 2020 voting agreement. The “put right” provides that, at any time after December 2, 2024, the holders of a majority of the shares of Series A Preferred Stock (or Class A Voting Common Stock issued upon conversion of the shares of Preferred Stock) (the “Selling Investors”) can provide written notice to the Company and the Company shall initiate a sale process intended to result in an acquisition of the Company (whether by merger, sale of stock, or sale of assets). The “put right”, if exercised, would require that the Company and its voting stockholders make commercially reasonable efforts to facilitate an acquisition of the Company.

If requested in writing by the Selling Investors, the Company shall engage a nationally recognized investment bank and a law firm reasonably satisfactory to one individual acting on behalf of all of the Selling Investors (the “Investor Representative”). The fees and expenses of such bank and law firm shall be paid by the Company and such bank, law firm, and any other advisors retained in connection with the proposed “put right” acquisition of the Company shall not be terminated by the Company without the approval of the Investor Representative.

The Investor Representative shall serve as the agent and representative of each Stockholder with respect to the “put right”. The “put right” provisions of the Voting Agreement permit the Investor Representative to take any and all actions which it believes are necessary or appropriate under the Voting Agreement, including conducting negotiations with any potential acquirer regarding such proposed acquisition.

As set forth in the Voting Agreement, the Investor Representative may, in all questions arising under the Voting Agreement, rely on the advice of counsel, and for anything done, omitted or suffered in good faith by the Investor Representative in accordance with such advice, the Investor Representative shall not be liable to the stockholders that are party to the Voting Agreement. In no event shall the Investor Representative be liable under the Voting Agreement to the stockholders that are party to the Voting Agreement for any indirect, punitive, special or consequential damages.

As set forth in the Voting Agreement, any action taken by the Investor Representative pursuant to the authority granted by the Voting Agreement shall be binding as the action of the stockholders that are party to the Voting Agreement. The Company shall be entitled to rely on the actions and determinations of the Investor Representative, and shall have no liability whatsoever with respect to any action or omission of them taken in reliance on the actions or omissions of the Investor Representative.

In connection with such proposed “put right” acquisition, the Company shall use commercially reasonable efforts to, and shall use commercially reasonable efforts to cause its personnel to, among other things, (i) provide incentive compensation to members of the Company’s management (only upon Board approval), and in an amount and form, all as determined by the Investor Representative to be necessary or helpful to the successful consummation of such proposed acquisition; (ii) execute a letter of intent or term with respect to such proposed acquisition; and (iii) execute and perform under the definitive agreements for such proposed acquisition.

If the Board does not approve such proposed acquisition within the time period requested by the Investor Representative, the Selling Investors have the right to require the Company, within 30 days after receiving notice from the Selling Investors, to redeem all of the then outstanding shares of capital stock held by the Selling Investors at a price equal to the amount of proceeds that would have been paid in respect of their shares of capital stock were the proposed acquisition consummated or, in the case of an acquisition that is structured as a sale of all or substantially all of the Company’s assets, the amount of proceeds that would have been paid in respect of their investment in the Company had all proceeds from the proposed acquisition been distributed in a Deemed Liquidation Event triggering the liquidation provisions of the Company’s charter.

“Make Whole” Provision

•	A “Make Whole” provision was added to the Voting Agreement providing that, if an acquisition of the Company (that is not a Common Approved Company Sale) is consummated, and such acquisition does not return to each Regulation A+ investor (who holds Company stock through the date of such acquisition) the full amount of such investor’s capital invested in the Company’s Regulation A+ financing (“Invested Capital”), the holders of the Company’s Series A Preferred Stock, Senior Preferred, and the Key Holders shall share responsibility for returning to each such investor the full amount of such investor’s Invested Capital (such amount as reduced by any amounts received by such investors in the acquisition itself) (such amount in aggregate, as reduced, the “Make Whole Amount”).

•	The Make Whole provision is subject to certain qualifications and limitations, including the following:

○	The holders of Series A Preferred Stock and Senior Preferred do not have obligations with respect to the Make Whole provision unless and until such holders receive a full return of their own invested capital in such acquisition (excluding any dividends or liquidation preference or other similar return multiplier).
○	The Key Holders do not have obligations with respect to the Make Whole provision unless and until such Key Holders receive sale proceeds in connection with such acquisition, in which case the Key Holders are only obligated to contribute up to 50% of the Make Whole Amount.
○	The Key Holders are not required to contribute to the Make Whole Amount more than 50% of the amount that the Key Holders receive in such acquisition with respect to their shares of Class A Voting Common Stock.

Additional Financing Terms

•	The Company’s Investors’ Rights Agreement was amended to expressly affirm that the Company’s Board shall continue to maintain active oversight of the Company and all significant operational, financial, and strategic decisions shall require the approval of the Board.

•	On terms to be determined, the Company will amend Lena Phoenix’s employment agreement to reduce the scope of Ms. Phoenix’s role with the Company.

David Barnhill stepped down as Chief Financial Officer effective March 27, 2025, for Feel the World, Inc. (dba Xero Shoes).

Item 9. Other Events

The Company raised additional equity.

Exhibit List

Exhibit Number	Exhibit Description
1.1	Form of Stock Purchase Agreement
1.2	Form of Amended and Restated Voting Agreement
1.3	Form of Omnibus Amendment Agreement
3.1	Third Amended and Restated Certificate of Incorporation

FEEL THE WORLD, INC.

/s/ Sue Rechner
Name: Sue Rechner Title: CEO

Date: April 14, 2025